EXHIBIT 99.5

Contractual Cash Obligations

As at December 31, 2012 (Cdn$ millions)	Total	Due in Less Than 1 Year	Due in 1 - 3 Years	Due in 4 - 5 Years	Due After 5 Yrs
Long-term debt	1,300	—	300	—	1,000
BPLP capital lease	131	16	39	48	28
Interest on long-term debt	543	62	125	97	259
Interest on BPLP capital lease	33	9	15	8	1
Provision for reclamation	698	16	32	54	596
Provision for waste disposal	17	3	6	8	—
Other liabilities	586	—	—	—	586
Unconditional product purchase commitments [1,2]	1,220	436	216	92	476

Total contractual cash obligations	4,528	542	733	307	2,946

[1]	Denominated in US dollars. Converted to Canadian dollars at the December 31, 2012 rate of Cdn $1.00.
[2]	Virtually all of Cameco Corporation’s product purchase obligations are under long-term, fixed-price arrangements.

Commercial Commitments

As at December 31, 2012 (Cdn$ millions)	Total amounts committed
Standby letters of credit [1]	672
BPLP guarantees [2]	59

Total commercial commitments	731

[1]

The standby letters of credit maturing in 2013 were issued with a one-year term and will be automatically renewed on a year-by-year basis until the underlying obligations are resolved. These obligations are primarily the decommissioning and reclamation of Cameco Corporation’s mining and conversion facilities. As such, the letters of credit are expected to remain outstanding well into the future.

[2]

At December 31, 2012, Cameco Corporation’s total commitment for financial assurances given on behalf of BPLP was estimated to be Cdn $63 million. Refer to note 31 in the 2012 consolidated audited financial statements.